UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), and Form F-1 (File No. 333-279153), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished

Amendment to Articles of Association

During the period between August 12, 2024 and September 5, 2024, the Company sold 2,000 American Depositary Shares (the “ADSs”), representing the Company’s ordinary shares, DKK 1 nominal value with each ADS representing ten (10) ordinary shares, at an average price of USD $2.81 per ADS. The ADSs were sold in an at-the-market (ATM) offering pursuant to the terms and subject to the conditions contained in that certain Capital Demand™ Sales Agreement between the Company and Jones Trading Institutional Services LLC dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $4,877. In connection with such sales, the Company registered aggregate share capital increases of nominal DKK 20,000 with the Danish Business Authority, with effect dates of September 4, 2024 and September 5, 2024, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 55,780,546 through the issuance of such 2,000 ADSs representing the Company’s ordinary shares.

The Company’s Articles of Association were amended as of September 4 and September 5, 2024, to reflect these capital increases and are attached hereto as Exhibit 1.1.

On August 20, 2024, the Company’s board of directors granted an aggregate of 1,400,000 warrants (the “Warrants”) to a consultant of the Company. In connection with the grant of the Warrants, the Company amended its Articles of Association to provide for the grant thereof. Each Warrant confers the right to subscribe for one ordinary share of the Company at an exercise price equal to DKK 1 per share, or approximately USD 0.15 per share based on the USD-DKK exchange ratio as of August 20, 2024. The Warrants were issued on the terms and conditions set out in Appendix 10 of the Company’s Articles of Association. The Warrants are deemed vested and immediately exercisable.

On August 20, 2024, the Company’s board of directors also granted an aggregate of 50,000 warrants (the “Consultant Warrants”) to a consultant of the Company. In connection with the grant of the Consultant Warrants, the Company amended its Articles of Association to provide for the grant thereof. Each Consultant Warrant confers the right to subscribe for one ordinary share of the Company at an exercise price equal to US $0.25 per share. The Consultant Warrants were issued on the terms and conditions set out in Appendix 10 of the Company’s Articles of Association. The Consultant Warrants are deemed vested and immediately exercisable.

After giving effect to the grant of the Warrants and Consultant Warrants described above, warrants to subscribe for an additional 98,500,000 ordinary shares of the Company remain available for future grant by the Company’s board of directors pursuant to article 2.11 of the Company’s Articles of Association. The foregoing description of the material terms of the Warrants is qualified in its entirety by reference to the Company’s Articles of Association, which is included as Exhibit 1.1 hereto and incorporated by reference herein.

The Company’s Articles of Association were amended as of August 20, September 4 and September 5, 2024, to reflect the grant of warrants and capital increases and are attached hereto as Exhibit 1.1.

Exhibits

Exhibit
No.	Description
1.1	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: October 3, 2024	By:	/s/ Christian Kanstrup
Christian Kanstrup Chief Executive Officer